UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 2009

Commission File Number:   000-53543

Ballard Power Systems Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Canada ———————————————————————————————————
(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway Burnaby, BC V5J 5J8 Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: January 2, 2009	By: /s/ Glenn Kumoi _______________________________
	Name:	Glenn Kumoi
	Title:	Vice President, General Counsel and Corporate Secretary

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Ballard Power Systems Inc. (“Ballard”)

9000 Glenlyon Parkway

Burnaby, BC V5J 5J8

Item 2	Date of Material Change

December 31, 2008

Item 3	News Release

The press release issued by Ballard Power Systems Inc. and attached as Schedule A to this Material Change Report was disseminated via Canadian and U.S. Disclosure Networks on December 31, 2008.

Item 4	Summary of Material Change

The transaction with Superior Plus Income Fund (“Superior Plus”) to reorganize Ballard’s business, resulting in a non-dilutive financing with net cash proceeds of approximately C$41 million, as described in Ballard’s Management Information Circular dated November 14, 2008 (the “Circular”) and filed on SEDAR on November 21, 2008, closed and became effective at 11.59 p.m. on December 31, 2008.

Item 5	Full Description of Material Change

On October 30, 2008 Ballard entered into an arrangement agreement with Superior Plus which provided for the implementation of a plan of arrangement (the “Plan of Arrangement”). Under the Plan of Arrangement, which took effect at 11:59 p.m. on December 31, 2008 (the “Effective Time”):

1.

Ballard (a new entity described in the Circular as Newco) acquired the entire business and operations of Ballard (which was renamed Superior Plus Corp. under the Plan of Arrangement) (“Old Ballard”), including all its assets and liabilities. Ballard has the same assets, liabilities, directors, management and employees as Old Ballard.

2.	Shareholders of Old Ballard acquired common shares in Ballard in exchange for their common shares in Old

2

Ballard and upon completion of the Arrangement held the same interest in Ballard as they held in Old Ballard immediately prior to the Effective Time.

Subject to the final approval of the Toronto Stock Exchange and NASDAQ, respectively, the common shares of Ballard will trade on the TSX under the symbol “BDL” and on NASDAQ under the symbol “BLDP”. The exsiting certificates for Old Ballard common shares will represent common shares of Ballard. Ballard shareholders do not need to take any action to replace the certificates representing their shares of Old Ballard for certificates representing shares of Ballard.

Full details of the transaction are described in the Circular, copies of which may be obtained at www.sedar.com and www.sec.gov.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact:

Glenn Kumoi, Vice President Human Resources, Chief Legal Officer and Corporate Secretary

Ballard Power Systems Inc.

9000 Glenlyon Parkway

Burnaby, BC V5J 5J8

Telephone:  (604) 412-3106

Fax:  (604) 453-3600

Item 9	Date of Report

January 2, 2009

3

Schedule “A”

Press Release

Ballard Power Systems Inc. News Release	Ballard Power Systems 9000 Glenlyon Parkway Burnaby BC V5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Confirms Close of Transaction to Strengthen Balance Sheet Through

C$41M Non-Dilutive Financing

For Immediate Release – December 31, 2008

VANCOUVER, BRITISH COLUMBIA – Ballard Power Systems Inc. (TSX: BLD)(NASDAQ: BLDP) confirmed that the previously announced transaction with Superior Plus Income Fund (TSX: SPF.UN)(www.superiorplus.com) to reorganize the Company’s business, resulting in a non-dilutive financing with net cash proceeds of approximately C$41million (US$33 million), has closed and will take effect at 11:59 p.m. today.

John Sheridan, Ballard’s President and CEO commented that “the closing of this transaction is very important for Ballard, as it completes a year of transformational progress for our company, in three fundamental areas:

•	Re-vectoring our strategic direction with the automotive transaction, which closed on January 31, 2008, with a US$97 million gain recorded in the first quarter;
•	Accelerating fuel cell product adoption, as evidenced by the ACME Telepower supply agreement announced on October 9, 2008; and
•

Strengthening the company’s financial position, with this non-dilutive financing, bolstering an already strong balance sheet with significant cash reserves and no debt.  The net proceeds will augment Ballard's cash reserves of $57.1 million as reported at September 30, 2008.”

Mr. Sheridan reiterated that "the proceeds from this transaction, which was approved by a 98.3% shareholder vote, will allow Ballard to continue to execute its growth plan without any need for public market financing for the foreseeable future."

About Ballard Power Systems

Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World(R), visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any

Ballard Confirms Close of Transaction to Strengthen Balance Sheet Through C$41M Non-Dilutive Financing

revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

The securities to be issued in connection with the transaction have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration requirements is available.

For further information, or to arrange an interview with a Ballard spokesperson, please call:

Amy Harada Bradley

Ballard Power Systems

604-412-7913

amy.harada@ballard.com

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.